08000763

Reliance
Industries Limited

RECEIVED
19 A

February 13, 2008

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	February 13, 2008	Media Release issued by the Company titled "First Gas Discovery in Deepwater Block in the Krishna Basin".

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

Encl: a/a

Reliance
Industries Limited

February 13, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 054

Trading Symbol: 'RELIANCE EQ'
Fax No.2659 8237 / 38

Dear Sirs,

Sub : Media Release

A Media Release issued by the Company titled "First Gas Discovery in Deepwater Block in the Krishna Basin" is attached for your perusal and information.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
BP 165, L - 2011
Luxembourg

Encl: a/a

Media Release

Reliance
Industries Limited

First Gas Discovery in Deepwater Block in the Krishna Basin

Mumbai, February 13, 2008: Reliance Industries Limited (RIL) is pleased to announce the first gas discovery in exploratory block KG-DWN-2003/1 (KG-V-D3) of NELP-V. The block KG-DWN-2003/1 is located about 50 kilometers from Machalipatnam, in Andhra Pradesh in the deep waters of the Krishna Basin in the Bay of Bengal. It covers an area of 3288 Sq. Km. The gas discovery has been struck in the very first exploratory well in this block. RIL holds 90% participating interest (PI) and Hardy Exploration and Production India Inc holds balance 10% in the block.

The well KG-V-D3-A1 was drilled at a water depth of 716 m, to a total depth of 1937 m, with the objective of exploring Pliestocene deep water fan complex play fairway. A thick reservoir was encountered with gross hydrocarbon column of around 84 meters in Pliestocene the potential of which was evaluated through wire-line based technology called Modular Dynamic Testing (MDT). Subsequently the well flowed at a rate of 38.1 MMscfd on conventional testing. This play fairway is expected to cover a large area of the block. This discovery, named **'Dhirubhai – 39'** has been notified to Government of India and Directorate General of Hydrocarbons. The potential commercial interest of the discovery is being ascertained through more data gathering and analysis.

This discovery validates RIL's understanding of the petroleum system in this block. Based on interpretation of the first phase seismic campaign covering about 65 per cent of the block area, several more prospects with potential upside have been identified along the same play fairway as well as other play fairways at different stratigraphic levels.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs1,18,354 crore (US$ 27.23 billion), cash profit of Rs17,678 crore (US$ 4.07 billion), net profit of Rs11,943 crore (US$ 2.75 billion) and net worth of Rs63, 967 crore (US$ 14.72 billion) as of March 31, 2007.

RIL is the first and only private sector company from India to feature in the *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL is amongst the 25 fastest climbers ranked by Fortune. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

Key Contacts:

Sharmili Vashani (Mumbai)	Tushar Pania (Mumbai)	Sudeep Purkayastha (Delhi)
022 – 2278 5587	022 -2278 5905	011-2346 3634
+91 99875 11205	+91 98200 88536	+91-98994 41119
sharmili.vashani@ril.com	tushar.pania@ril.com	sudeep.purkayastha@ril.com

END

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com